October 20, 2015

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.5 to Registration Statement on Form S-1

Filed September 18, 2015

File No. 333-203400

In response to your letter dated October 2, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 5 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your August  11, 2015 letter immediately before our response.

Dilution, page 17

1.

Revise to update the dilution table as of the most recent interim period ended June 30, 2015. Also, please provide us with your computation of net tangible book value per share after offering.

RESPONSE:

We have revised the dilution table on page 18 as of the most recent interim period ended June 30, 2015, as per your request. The net tangible book value per shares after offering has been recalculated using the formula below:

Total money to be raised from shares; $136,000 + Net tangible Book; ($416) – Offering cost; $8,770 / (Founder shares; 11,500,000 + Offered Shares; 6,800,000) = $0.00693

Existing Stockholders if all of the Shares are Sold

Price per share	$0.02
Net tangible book value per share before offering	$(0.00003)
Potential gain to existing shareholders	$136,000
Net tangible book value per share after offering	$0.00693
Increase to present stockholders in net tangible book value per share after offering	$0.00696
Capital contributions	$136,000
Number of shares outstanding before the offering	11,500,000
Number of shares after offering held by existing stockholders	11,500,000
Percentage of ownership after offering	62.84%

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Purchasers of Shares in this Offering if all Shares Sold

Price per share	$0.02
Dilution per share	$0.013
Capital contributions	$136,000
Percentage of capital contributions	92.20%
Number of shares after offering held by public investors	6,800,000
Percentage of ownership after offering	37.16%

Purchasers of Shares in this Offering if 75% of Shares Sold

Price per share	$0.02
Dilution per share	$0.014
Capital contributions	$102,000
Percentage of capital contributions	89.87%
Number of shares after offering held by public investors	5,100,000
Percentage of ownership after offering	30.72%

Purchasers of Shares in this Offering if 50% of Shares Sold

Price per share	$0.02
Dilution per share	$0.016
Capital contributions	$68,000
Percentage of capital contributions	85.53%
Number of shares after offering held by public investors	3,400,000
Percentage of ownership after offering	22.82%

Purchasers of Shares in this Offering if 25% of Shares Sold

Price per share	$0.02
Dilution per share	$0.018
Capital contributions	$34,000
Percentage of capital contributions	74.73%
Number of shares after offering held by public investors	1,700,000
Percentage of ownership after offering	12.88%

Plan of Operations, page 44

2.

We note your response to prior comment 3 and revised disclosure where you identify challenges related to developing apps. However, it appears that your disclosure should be refocused on the challenges related to successfully developing and launching the specific type of software and apps you intend to launch. To the extent that the apps you intend to launch present unique technical challenges your disclosure should be revised to described such challenges for each app.

RESPONSE:

We have amended our registration statement to further clarify the types of technical issues we face in creating our applications. We have added the following paragraphs starting as 4th full paragraph on page 46:

“Specifically our applications will require complete control of all phone functions including the functions built into the phone by the manufacturer. Some of these pre built in functions such as power on/off, microphone control, speaker control, text messaging, global positioning system and others are not readily accessible on all phone.

Phones that use the Android operating system will allow our programmer to modify the functionality of the key basic feature of the phone as outlined above when our applications are invoked, especially the emergency notification system in stealth mode.  The Android operation

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system source code is referred to as open source meaning the actual code is available and modifiable by programmers.

Android's source code is released by Google under open source licenses, although most Android devices ultimately ship with a combination of open source and proprietary software, including proprietary software required for accessing Google services. Android is popular with technology companies that require a ready-made, low-cost and customizable operating system for high-tech devices. Its open nature has encouraged a large community of developers and enthusiasts to use the open-source code as a foundation for community-driven projects, which add new features for advanced users.

Unlike Android the Apple iOS operating system is a closed system and is generally not made available for programmers to modify the basic functionality of the phone. This in its essences causes an issue for the functionality and control of the IPhone our programmers require. To overcome this barrier our programmers will need to hack or Jail Break or Root the operating system on the IPhones. This Jail Breaking requirement does pose some technical issues for both the Company and its users. Each IPhone user will be required to Jail Break their individual phone in order to have our applications function as advertised. There have been some issues reported with the general functionality of Jail Broken IPhones. The ability to upgrade the operating system through the ITunes store is limited and there have been reports of various applications not functioning properly.”

We have also added two risk factors starting on page 14.

“Our management has no experience in software development.

Our management has no technical knowledge of software development, but we understand that some new apps and software sometimes have issues, such as: they may stop responding, freeze, unexpectedly shut down, become extremely slow, unreliable, difficult to operate and/or lack an attractive look. Our goal is to offer efficient and reliable apps, therefore, our key challenge associated with ensuring proper functionality for our apps on different software platforms and phone networks is to be able to find and have the funds to hire the proper developer with the technical knowledge necessary to flawlessly create our apps.

Our management has no experience as a Chief Technical Officer ( CTO )

Mr. Siwarirat does not have any experience in this specific type of business and the lack of such experience can impact negatively his ability to select staff or consultants with the appropriate programing skills; his ability to supervise and evaluate the works of such persons would also be limited. Further, this lack of experience can diminish how he will determine whether programing milestones have been successfully accomplished. All decisions in this Company will be made by him based on his common sense, but his inexperience can impair his judgement.”

And, we added the following risk factor starting on the 3rd paragraph on 16:

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“Some IPhone users may resist using our software as they will have to Jail Break their IPhones

Due to the nature of our software applications it is necessary for us to have complete control of each phone operating system.  The IPhone iOS operating system is a closed operating system allowing limited accessibility to various functions that we need to control. To overcome these limitations the IPhones operating system must be hacked or Jail Broken to give our programmer access to the feature we need to control.

Jailbreaking / Rooting

The process of bypassing restrictions on iPhones and iPads to install other apps and tweaks not approved by Apple.

Rooting: A process similar to jailbreaking for hacking Android devices, game consoles, and so on. "Rooting" and "jailbreaking" are often used interchangeably.

Root: The "superuser" on various operating systems such as Android, iOS, and Mac OS X. When you gain "root" access via jailbreaking or rooting, you can access and modify every file on your gadget.

Cydia: A popular "unofficial" app store for Jailbroken iOS devices.

CyanogenMod: A custom version of Android available for rooted Android phones and tablets.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

3.

Please revise to provide a discussion of results of operations for all periods presented in your financial statements. That is, you should also include a discussion of the results of operations for the inception-to-date period ended December 31, 2014 and the six months ended June 30, 2015. Refer to Item 303(b) of Regulation S-K.

RESPONSE:

We have revised our discussion of results of operations on the bottom of page 51:

“For the three month period ended on June 30, 2015, we had no revenue. Expenses for the same period totaled $3,738 resulting in a Net loss of $3,738. The majority of expenses are associated with costs related to this offering.

For the six month period ended on June 30, 2015, we had no revenue. Expenses for the same period totaled $9,087 resulting in a Net loss of $9,087. The majority of expenses were associated with costs related to this offering.

For the period from inception through December 31, 2014, we had no revenue. Expenses for the same period totaled $2,829 resulting in a Net loss of $2,829. The majority of expenses were associated with the incorporation of the Company.”

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